United States securities and exchange commission logo





                              June 16, 2022

       Mingfei Liu
       Chief Operating Officer
       U-BX Technology Ltd.
       Zhongguan Science and Technology Park
       No. 1 Linkong Er Road, Shunyi District, Beijing
       People   s Republic of China

                                                        Re: U-BX Technology
Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed June 1, 2022
                                                            File No. 333-262412

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2022 letter.

       Amendment No. 3 to Registration Statement on Form F-1

       Cover Page

   1. We note your revised disclosure that "[c]ertain individual investors are paying for the
                                                        holding company   s
operation expenses." Please advise if these amounts are reflected in your disclosures about
"Related Party Transactions" on page 111. If not, please advise or make the appropriate
disclosures. Please also confirm that the amounts due to related parties on page 111 are
disclosed as of the latest practicable date. In that regard, we note that on page 111 you
state that $117,109 is due to Mr. Jian Chen as of both the date of the prospectus and as of
June 30, 2021. However, on page F-38, you state that $168,720 is due to Mr. Jian Chen as
of December 31, 2021. Please reconcile or advise.
 Mingfei Liu
FirstName  LastNameMingfei Liu
U-BX Technology  Ltd.
Comapany
June       NameU-BX Technology Ltd.
     16, 2022
June 16,
Page 2 2022 Page 2
FirstName LastName
2. We note your response to prior comment 2. On your cover page you say that U-BX "may rely on dividends and other distributions." However, on pages 5, 64, and 65 you say "U-
         BX relies on dividends paid by its subsidiaries for its working capital and cash needs." As no such dividends or distributions have been made to date based on your disclosure, please revise your disclosures on pages 5, 64, and 65 to say that U-BX "may rely" on dividends and other distributions or advise.
3. We note your revised disclosure that "[a]s of the date of this prospectus, there has been no cash transfer between the holding company, its subsidiaries, or to investors." Please revise this sentence on your cover page to state, if true, that there have been no "transfers, dividends, or distributions between the holding company, its subsidiaries, or to investors"
         or advise. Refer to comment 4 of the Staff   s    Sample Letter to
China Based Companies
         published on December 20, 2021.
Selected Condensed Consolidated Financial Data, page 17

4. We note your response to prior comment 6. Please revise to include prominent disclosure similar to footnote 1 in the introductory paragraph of this section. Explain why you appear to include duplicative tables of the selected condensed consolidating financial data for each period presented. Revise to remove the "Share of income from VIEs" and elimination adjustments in your unaudited condensed consolidating statements of operations information for the six months ended December 31, 2020 since the commencement of the contractual arrangements with the VIEs did not begin
         until August 16, 2021. In addition, explain why you include an elimination adjustment in your unaudited condensed consolidating balance sheets information as of June 30, 2021.
5. We note that your tables of selected condensed consolidating financial data include columns labeled as "VIEs" for the fiscal years ended June 30, 2021 and 2020 and the six months ended December 31, 2020. Please revise your columns labeled as VIEs for these periods since the contractual arrangements with WFOE and VIEs did not exist until
         August 16, 2021. For example, consider revising your disclosures to label these columns as "Pre-VIEs" or "Operating Subsidiaries".
Our contractual arrangements were governed by PRC law. . . , page 26

6. We note your response to prior comment 7. We also note your disclosure that "All the agreements under our contractual arrangements were governed by PRC law and provide for the resolution of disputes through arbitration in China." Please revise your disclosure to also address risks related to contracts that "are" governed by PRC law that you currently have in place and are subject to arbitration or advise. For example, we note the form of employment agreement you have filed as Exhibit 10.6 provides for arbitration.
         Please also file a copy of each employment agreement you have entered into with your executive officers as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)
         of Regulation S-K.
 Mingfei Liu
U-BX Technology Ltd.
June 16, 2022
Page 3
We may become subject to a variety of laws and regulations in the PRC regarding privacy..., page 33

7. We note your response to prior comment 5. Your revised disclosure on page 34 states that your "PRC subsidiaries currently have obtained all material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business license." However, on page 16 you state that "U-BX
         China, U-BX HK, RDYJ, Jiangsu Jingmo, Jiangsu YJYC and Lianghua Technology have obtained all permissions and approvals to operate their respective business." Please
         remove the materiality qualifier on page 34   refer to comment 8 of
the Staff   s    Sample
         Letter to China Based Companies    published on December 20, 2021   or
advise.
Taxation, page 127

8. Please identify the names of your PRC counsel and Cayman Islands counsel referred to in the first paragraph of this section.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue recognition, page F-13

9. We note from your response to prior comment 11 that the fees you received directly from the insurance companies are based on the unit price multiplied by the quantity purchased by your customers. Please help us better understand the fees you receive directly from the insurance companies. In this respect, tell us whether you or the insurance companies directly pay the third-party service providers for the value-added services.
Part II
Item 7, page II-1

10. We note your disclosure that on May 5, 2022, the Company issued 1.5 million ordinary shares at par value of $0.0001 to all fourteen existing shareholders and two new investors.
       Please revise this section to reflect this issuance or advise. Please also revise to indicate
FirstName LastNameMingfei Liu
       the amount of consideration received for each of the noted sales of unregistered securities
Comapany    NameU-BX
       during             Technology
               the past three          Ltd. to Item 7 of Form F-1 and Item 701
of Regulation S-K
                              years. Refer
       for2022
June 16,   further guidance.
                Page 3
FirstName LastName
 Mingfei Liu
FirstName  LastNameMingfei Liu
U-BX Technology  Ltd.
Comapany
June       NameU-BX Technology Ltd.
     16, 2022
June 16,
Page 4 2022 Page 4
FirstName LastName
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      William S. Rosenstadt